Exhibit 99.269

Nextech’s AR Music App AiR Show Launches New 2.0 Version

Virtual Concerts and Live Streaming Human Holograms the Next Big Thing

in the Entertainment Business

●	New features include integration of QR scanning codes and in-app purchasing capabilities.

●	Nextech AR’s human hologram app addresses the $50 billion global music industry.

●	2.1 version featuring 3D virtual venue integration expected to be released in 1st quarter.

●	2.1 version featuring user generated content for social sharing on TikTok, and Instagram expected to be released in 1st quarter.

Vancouver B.C., Canada – February11, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (AR), virtual event live streaming experiences plus services for 3D ads, eCommerce, and education, today announced the launch of version 2.0 of its AiR Show app, an application that turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience. The app has featured Offset of Grammy-Nominated Group Migos.

https://vimeo.com/470720759

With this 2.0 release and the soon to be released 2.1 version, the company’s AR AiR Show app is gearing up to become a full service, AI driven app, with no green screen required so that users can create AR powered human holograms anywhere and by anyone. The AR human holograms will be shareable on social platforms including TikTok with over 1billion DAU, Instagram and Twitter. The company has also had success in testing and is pursuing additional technological advancements within AiR Show including live streaming of human holograms.

AiR Show 2.0 includes two major feature additions, the integration of QR code scanning and in-app purchasing capabilities. When scanned, the convenient and easily accessible QR code takes a user directly to an experience within AiR Show and can be shared via email, social networks, or even printed. On the other hand, the in-app purchasing capabilities will allow users to purchase premium content. New versions of the app are available on iOS and Android devices and can be easily synced with Nextech’s Virtual Experience Platform (VXP) and other product offerings.

For Android Click HERE!

For Apple Click HERE!

https://vimeo.com/470720759

Additionally, the Nextech team is currently working on integrating virtual venues into the app, giving users the ability to see the holograms in an interactive 3D space, in an effort to create a truly immersive concert experience.

“We are thrilled to release the latest features of our AiR Show app,” says Elliott Rothman, Director of Interactive Experience at Nextech AR. “We’re continuously bringing fundamental changes to the app to create realistic and shareable moments that will bring users together for an unforgettable experience. With AiR Show 2.0’s latest features, we are creating consistency between all of our mobile apps, and this is just the first of many improvements we have in the pipeline.”

Evan Gappelberg, CEO of Nextech AR comments, “Nextech is constantly pushing the envelope on what’s possible and looking for new ways to evolve our AR products and technology to deliver best-in-class experiences for all our customers and users.” He continues, “Our team has been hard at work developing the latest technological improvements to bring interactive AR music experiences into the homes of millions globally and with the release of AiR Show’s upcoming features, we’re on our way to becoming the leader in next generation entertainment. Beyond entertainment we see enormous business use cases for our livestreaming human holograms considered to be the ‘holy grail’ of AR. Just imagine instead of a Zoom call using our AiR Show app you just beam into someone’s office or home and stand in the room with the other person as if you are actually there, but instead you are on the other side of the country or world. I believe that the technology that we are developing and will soon be launching really has the possibility of changing the world!”

According to the World Economic Forum the music industry generates $50 billion per year and due to COVID19 live performances have been completely shut down, which has opened the door to virtual music events and using AR for VIP interactions.

AiR Show is an app that allows you to watch performances from real people in your own home. Tap on a featured event or use a VIP code to access exclusive content to see music artists appear right in front of you using AR! Now you’re able to buy tickets to premium content using an in-app purchase, directly in the app!

To learn more about Nextech AR, please visit www.Nextechar.com

Recent Company Highlights:

●	February 9, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021.

●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company’s revenue potential for 2021.

●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.

●	February 1, 2021: The Company announced that it has been invited to Microsoft’s (MSFT: NASDAQ) Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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